EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following were significant subsidiaries of the Registrant as of December 31, 2009:

Name	State or Jurisdiction of Incorporation
MeadWestvaco Coated Board, Inc.	Delaware
MeadWestvaco Consumer Packaging Group, LLC	Illinois
MeadWestvaco Packaging Systems, LLC	Delaware
MeadWestvaco South Carolina, LLC	Delaware
MeadWestvaco Community Development & Land Management, LLC	Delaware
Rigesa, Celulose, Papel E. Embalagens Ltda.	Brazil